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Exhibit (a)(5)(T)

Editorial Contact:

Company
Joseph Rockom
Chief Financial Officer
(408) 284-8514

FOR IMMEDIATE RELEASE

IKOS RECEIVES REQUEST FROM MENTOR GRAPHICS
FOR SPECIAL STOCKHOLDERS' MEETING

SAN JOSE, Calif., February 6, 2002—IKOS Systems, Inc. (Nasdaq:IKOS) today announced that on February 4, 2002 it received a letter requesting a special meeting of the IKOS stockholders from Fresno Corporation, a wholly-owned subsidiary of Mentor Graphics Corporation (Nasdaq:MENT), in connection with Mentor's pending unsolicited cash tender offer commenced on December 7, 2001 to acquire all of the outstanding shares of IKOS common stock for $11.00 per share. The requested purposes for the special meeting are to allow the IKOS stockholders to consider proposals to (1) remove all of the six members of IKOS' current board of directors, (2) elect six new directors to be nominated by Fresno to fill the vacancies on IKOS' board of directors resulting from the removal of the incumbent directors, and (3) repeal any provisions of the bylaws adopted by IKOS board of directors subsequent to the last public filing of the bylaws. IKOS is reviewing Mentor's request. If the request is determined to be valid, the IKOS board is required, pursuant to IKOS' bylaws, to determine a place and time for a special stockholders' meeting not less than 120 days or more than 130 days from the date of receipt of such request.

The IKOS board of directors has recommended that the IKOS stockholders reject the pending unsolicited Mentor cash tender offer and that the IKOS stockholders not tender their shares in the Mentor tender offer as previously reported in IKOS' Schedule 14D-9, as amended, filed with the Securities and Exchange Commission. The IKOS board based these recommendations on the highly conditional nature of the Mentor tender offer, including a condition that there be no litigation pending or threatened by any person challenging the Mentor tender offer, a condition that there be no more than a 10% decline in value from December 7, 2001 in any of three trading markets indices, and a condition that IKOS not pay a $5.5 million termination fee to Synopsys upon termination of the merger agreement by IKOS in favor of the Mentor tender offer, which condition cannot be satisfied without action by Synopsys, the Delaware courts or other actions outside of IKOS' control. These and other conditions, if not satisfied, would permit Mentor unilaterally to withdraw or reduce the price payable to IKOS stockholders in its tender offer. Accordingly, these conditions appear to render the current tender offer essentially illusory.

"We are surprised at Mentor's latest actions," stated Ramon Nunez, President and Chief Executive Officer of IKOS. "We believe that our stockholders are well aware of the highly conditional nature of Mentor's proposal, which our board has reviewed and discussed in our public filings. The IKOS board will continue to exercise its fiduciary duties and comply with its obligations under its merger agreement with Synopsys, Inc." IKOS is a party to an Agreement and Plan of Merger and Reorganization with Synopsys, Inc. (Nasdaq:SNPS) and Oak Merger Corporation dated July 2, 2001, as amended.

ABOUT IKOS

IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high-performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and

India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400.

ADDITIONAL INFORMATION

IKOS Systems, Inc. has filed a Schedule 14D-9 with amendments with the Securities and Exchange Commission relating to a cash tender offer commenced by Mentor Graphics Corporation to acquire all outstanding shares of IKOS common stock. Investors and security holders are able to obtain free copies of this document through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed merger between IKOS and Synopsys, Inc., Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on August 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on October 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov.

Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' web site at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, California 94043, (650) 584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' web site at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, California 95119, (408) 284-0400.

You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

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  Exhibit (a)(5)(T)